Filed by Pathfinder Acquisition Corporation

(Commission File No. 001-40074)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Pathfinder Acquisition Corporation

Form S-4 File No.: 333-258769

ServiceMax Announces New Features for ServiceMax Engage Mobile App

ServiceMax Engage Delivers on Promise to Delight End Customers and Drive Asset Data Accuracy for Companies Across Industries

Pleasanton, California – December 2, 2021 – ServiceMax, Inc., a leader in asset-centric field service management, today announced the release of several new features to ServiceMax Engage, its mobile application connecting service organizations with their end customers— i.e., the owners and operators of the equipment they service. The new features, developed in response to the application’s early success and rapid adoption by customers, focus on improving the customer experience with increased self-service capabilities and provide greater visibility into the service process and asset data quality.

Service leaders are seeing a growing post-pandemic demand from customers for self-service capabilities like those afforded to them in their consumer lives. ServiceMax Engage delivers on that demand, giving customers the same access to real-time asset data that service technicians have. The result is more connected customers, more accurate asset data, and better overall service delivery.

“When ServiceMax first introduced Engage earlier this year, we recognized the huge potential it had to improve service outcomes and increase customer satisfaction,” said Mark Hessinger, SVP Global Customer Success, 3D Systems. “ServiceMax Engage is much more than a service request app - it puts the power to manage assets directly in the hands of our customers. With ServiceMax Engage, we are closing a critical part of our feedback loop and improving both the customer experience and the quality of our asset data.”

New ServiceMax Engage features include:

●	Spotlight Report Details allow service organizations and end-users to view asset information in real-time, including service history and knowledge such as product manuals, images, and videos.
●	Improved Service Process Engagement tools, including an “On My Way” feature that allows customers to track the status and location of a technician and communicate with technicians via text.
●	Customized Branding for a seamless experience across platforms.

“As we begin to discover the trends that will persist in a post-pandemic world, service leaders are looking to adopt tools and practices that allow for the end-user to engage in the first level of information gathering and troubleshooting. Self-service channels like those in ServiceMax Engage provide a unique opportunity for service organizations to truly deliver a premium experience to their customers,” said Joseph June, Senior Vice President, Product Management, ServiceMax. “Over the past year, we’ve rapidly innovated on our original release to ensure the customer is center stage. These new additions to ServiceMax Engage increase service visibility, elevate the end customer experience, and ensure the most accurate asset data quality.”

This product advancement underscores ServiceMax’s significant momentum in recent months.

•	The company recently closed its acquisition of LiquidFrameworks on November 1, 2021 which advances its Field Service Management capabilities in the energy sector.
•	FUJIFILM Healthcare Europe also selected and deployed ServiceMax’s platform for the digitization of its service operations in Europe.
•	On November 22, 2021 the Company announced its preliminary third quarter fiscal year 2022 results. Total revenue was $33.2 million during the quarter, representing an increase of 20% year-over-year. Subscription revenue was $28.7 million during the quarter, representing an increase of 23% year-over-year. ServiceMax will release full financial results for the three and nine months ended October 31, 2021, on December 9, 2021.

ServiceMax is expected to be a publicly traded company via a merger with Pathfinder Acquisition Corporation (NASDAQ: PFDR) (“Pathfinder”), a publicly traded special purpose acquisition company co-sponsored by affiliates of HGGC and Industry Ventures. The Extraordinary General Meeting of Pathfinder shareholders to approve the pending business combination between Pathfinder and ServiceMax (the “Business Combination”), among other items, is scheduled for December 7, 2021, at 10:00 am ET.

About ServiceMax

ServiceMax’s mission is to help customers keep the world running with asset-centric field service management software. As a recognized leader in this space, ServiceMax’s mobile apps and cloud-based software provide a complete view of assets to field service teams. By optimizing field service operations, customers across all industries can better manage the complexities of service, support faster growth, and run more profitable, outcome-centric businesses. For more information, visit: www.servicemax.com.

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to ServiceMax. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the Business Combination or the consummation of the Business Combination itself, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. ServiceMax cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form S-4 filed by Pathfinder with the U.S. Securities and Exchange Commission (the “SEC”) and those included under the heading “Risk Factors” in the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Pathfinder, ServiceMax, their respective directors, officers or employees or any other person that Pathfinder and ServiceMax will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of ServiceMax as of the date of this communication. Subsequent events and developments may cause that view to change. However, while ServiceMax may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of ServiceMax as of any date subsequent to the date of this communication.

Additional Information

Pathfinder has filed a definitive proxy statement and a form of proxy card with the SEC in connection with the solicitation of proxies for the Extraordinary Meeting of Pathfinder's shareholders (the "Definitive Proxy Statement"). Investors and security holders may obtain a free copy of the Definitive Proxy Statement, any amendments or supplements to the Definitive Proxy Statement and other documents filed by Pathfinder with the SEC from the SEC's website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the Definitive Proxy Statement, any amendments or supplements to the Definitive Proxy Statement and other documents (when available) by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California.

Participants in the Solicitation

Pathfinder and ServiceMax and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Pathfinder's shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Pathfinder's and ServiceMax's directors and officers in the Definitive Proxy Statement and Pathfinder's other filings with the SEC made subsequent to the date of the Definitive Proxy Statement. To the extent holdings of Pathfinder's securities by such directors or officers have changed since the amounts printed in the Definitive Proxy Statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Definitive Proxy Statement and other materials to be filed with the SEC in connection with the Extraordinary Meeting of Pathfinder's shareholders.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Pathfinder or ServiceMax, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Media Contact

Ally Zwahlen

Ally.Zwahlen@servicemax.com